Filed pursuant to Rule 424(b)(3)
File No. 333-254046

UNITED STATES COMMODITY INDEX FUND

Supplement dated May 21, 2021

to
Prospectus dated April 30, 2021

This supplement contains information that amends, supplements or modifies certain information contained in the prospectus of the United States Commodity Index Fund (“USCI”) dated April 30, 2021 (the “Prospectus”).

You should carefully read the Prospectus and this supplement before investing. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the “Risk Factors” beginning on page 5 of the Prospectus before you decide to invest.

The section of the Prospectus titled “What is the SDCI?”, which appears on page 24 of the Prospectus, is deleted in its entirety and replaced with the following:

What is the SDCI?

The SDCI is a commodity sector index designed to broadly represent major commodities while overweighting the components that are assessed to be in a low inventory state and underweighting the components assessed to be in a high inventory state.

The SDCI is designed to reflect the performance of a fully margined or collateralized portfolio of 14 eligible commodity futures contracts with equal weights, selected each month from a universe of 27 eligible commodity futures contracts. The SDCI is rules-based and rebalanced monthly based on observable price signals. In this context, the term “rules-based” is meant to indicate that the composition of the SDCI in any given month will be determined by quantitative formulas relating to the prices of the futures contracts that relate to the commodities that are eligible to be included in the SDCI. Such formulas are not subject to adjustment based on other factors.

THE SDCI IS THE EXCLUSIVE PROPERTY OF SHIM, WHICH HAS LICENSED CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND THE INDEX FOR USE BY USCF. SHIM IS SOLELY RESPONSIBLE FOR DETERMINING THE SECURITIES INCLUDED IN, AND THE CALCULATION OF, THE SDCI. NEITHER SHIM NOR ITS AFFILIATES MAKE ANY REPRESENTATIONS REGARDING THE APPROPRIATENESS OF CPER’s INVESTMENTS FOR THE PURPOSE OF TRACKING THE PERFORMANCE OF THE SDCI OR OTHERWISE.

For additional information regarding the SDCI, see “Additional Information About the SDCI and USCI’s Trading Program” on page 73.

The section of the Prospectus titled “Commodity Trading Advisor”, which appears on page 43 of the Prospectus, is deleted in its entirety and replaced with the following:

Commodity Trading Advisor

Currently, USCF employs SummerHaven as a commodity trading advisor. SummerHaven provides advisory services to USCF with respect to the SDCI and investment decisions for USCI. Its advisory services include, but are not limited to, providing advice regarding the purchase, sale, or holding of commodity interests by USCI in accordance with the advisory agreement between SummerHaven and USCF.. For these services, USCF pays fees to SummerHaven. For additional information about the SDCI and USCI’s trading program see “Additional Information About the SDCI and USCI’s Trading Program.” In addition, USCF employs SummerHaven as a commodity trading advisor for CPER.

SummerHaven’s principal business address is 1266 East Main Street, Soundview Plaza, Fourth Floor, Stamford, CT 06902.

Other than as indicated below, there have been no material, civil, administrative, or criminal proceedings pending, on appeal, or concluded against SummerHaven or its principals in the past five (5) years.

On May 18, 2021, without admitting or denying the CFTC’s findings or conclusions, SummerHaven settled a CFTC administrative action arising out of certain trades executed in or around July of 2018 for the commodity futures portfolio of a third-party. Such trades were intended to move positions from one FCM to another. The CFTC alleged that the trades constituted “wash” trades, which are prohibited under the Commodity Exchange Act and CFTC regulations promulgated thereunder. The CFTC also alleged that the trades were non-competitive transactions and, therefore, violated CFTC regulation 1.38, and that their entry evidenced a supervisory failure. In connection with the settlement, SummerHaven has agreed to pay a civil monetary penalty of $500,000 and to cease and desist from further violations of the Commodity Exchange Act and CFTC regulations, as charged.

USCF has also entered into a licensing agreement with SHIM. Under this licensing agreement, USCF pays SHIM for the license to the use of certain names and marks, including the SDCI with respect to USCI.

SHIM’s principal business address is 1266 East Main Street, Soundview Plaza, Fourth Floor, Stamford, CT 06902.